UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BIOMX INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09090D103

(CUSIP Number)

October 28, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09090D103

(1)	Names of Reporting Persons Johnson & Johnson EIN: 22-1024240
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 2,133,402
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 2,133,402

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,133,402
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 9.3% (1)
(12)	Type of Reporting Person (See Instructions) CO

(1)

Based on 22,835,153 shares of Common Stock outstanding as set forth in the Issuer’s Current Report on Form 8-K/A as filed with the Securities and Exchange Commission on November 4, 2019. The shares of Common Stock were acquired in connection with the merger (the “Merger”) between (i) BiomX Inc.(formerly Chardan Healthcare Acquisition Corp.), (ii) CHAC Merger Sub Ltd., (iii) BiomX Ltd., and (iv) Shareholder Representative Services LLC, which Merger became effective on October 28, 2019. The Merger resulted in the Reporting Persons beneficially owning an aggregate of 2,133,402 shares of Common Stock as of October 28, 2019.

CUSIP No. 09090F103

(1)	Names of Reporting Persons Johnson & Johnson Innovation-JJDC, Inc. EIN: 22-2007137
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 2,133,402
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 2,133,402

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,133,402
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 9.3% (1)
(12)	Type of Reporting Person (See Instructions) CO

(1)

Based on 22,835,153 shares of Common Stock outstanding as set forth in the Issuer’s Current Report on Form 8-K/A as filed with the Securities and Exchange Commission on November 4, 2019. The shares of Common Stock were acquired in connection with the merger (the “Merger”) between (i) BiomX Inc.(formerly Chardan Healthcare Acquisition Corp.), (ii) CHAC Merger Sub Ltd., (iii) BiomX Ltd., and (iv) Shareholder Representative Services LLC, which Merger became effective on October 28, 2019. The Merger resulted in the Reporting Persons beneficially owning an aggregate of 2,133,402 shares of Common Stock as of October 28, 2019.

Item 1(a)	Name of Issuer: BiomX Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices Pinhas Sapir Street Floor 2 Ness Ziona, Israel

Item 2(a)

Name of Person Filing:

This statement is being filed by Johnson & Johnson, a New Jersey corporation (“J&J”), and Johnson & Johnson Innovation-JJDC, Inc., a New Jersey corporation (“JJDC”). JJDC is a wholly-owned subsidiary of J&J. The securities reported herein as being held by J&J and JJDC are directly beneficially owned by JJDC. J&J may be deemed to indirectly beneficially own the securities that are directly beneficially owned by JJDC.

Item 2(b)	Address of Principal Business Office or, if none, Residence: J&J: One Johnson & Johnson Plaza, New Brunswick, NJ 08933 JJDC: 410 George Street, New Brunswick, NJ 08901

Item 2(c)	Citizenship: J&J: New Jersey JJDC: New Jersey

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP No.: 09090D103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information set forth in the cover pages of this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2019

JOHNSON & JOHNSON

By	/s/ Matthew Orlando
Name: Matthew Orlando
Title: Secretary

JOHNSON & JOHNSON INNOVATION-JJDC, INC.

By	/s/ Kevin Norman
Name: Kevin Norman
Title: Assistant Secretary